UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission File No. 1-13726

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOMAC DRILLING 401(k) PLAN

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHESAPEAKE ENERGY CORPORATION

6100 NORTH WESTERN AVENUE

OKLAHOMA CITY, OK 73118

NOMAC DRILLING 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2005 and 2004

Nomac Drilling 401(k) Plan

Index

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3
Notes to Financial Statements	4
Supplemental Schedules
Schedule of Assets (Held at End of Year) at December 31, 2005	10
Schedule of Reportable Transactions for the Year Ended December 31, 2005	11

Note: Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Members of the Employee Compensation

and Benefits Committee of NOMAC Drilling 401(K) Plan:

In our opinion the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NOMAC Drilling 401(K) Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) at December 31, 2005 and Reportable Transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Oklahoma City, Oklahoma

June 29, 2006

NOMAC Drilling 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	December 31,
	2005	2004

Assets
Investments (at fair value) (See Note 3)	$2,213,054	$821,463
Dividend receivable	2,177	1,318
Other receivable	15,481	—
Total assets	2,230,712	822,781

Liabilities
Accrued liabilities	183	10,378
Due from broker	27,377	—
Total liabilities	27,560	10,378
Net assets available for benefits	$2,203,152	$812,403

NOMAC Drilling 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

	Years Ended December 31,
	2005	2004

Additions to net assets attributed to:
Investment income:
Interest and dividends	$24,477	$9,957
Net appreciation in fair value of investments	538,921	80,354
Total investment income	563,398	90,311

Contributions:
Employer	415,692	229,993
Participants	493,935	287,976
Other (see Note 11)	15,481	—
Total contributions	925,108	517,969
Total additions	1,488,506	608,280

Deductions from net assets attributed to:
Benefits paid to participants	88,737	54,612
Administrative expenses	9,020	10,011
Total deductions	97,757	64,623

Net increase	1,390,749	543,657

Net assets available for benefits:
Beginning of year	812,403	268,746
End of year	$2,203,152	$812,403

NOMAC Drilling 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan

The following is a brief summary of the various provisions of the NOMAC Drilling 401(k) Plan (the “Plan”). NOMAC Drilling Corporation is a wholly-owned subsidiary of Chesapeake Energy Corporation (“Chesapeake”). Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers all employees of NOMAC Drilling Corporation (the “Company”). Any employee who is at least 21 years old and has completed six months of employment with the Company is eligible to participate in the Plan.

Contributions

Each year, participants may contribute up to 75 percent of pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. Participants who are age 50 and above may elect to make “catch-up” contributions.

The Company matches 100 percent of participant contributions up to 8 percent of eligible participant compensation. Prior to January 1, 2005, the Company shall match 100 percent of participant contributions up to 6 percent of eligible participant compensation. Profit-sharing contributions may be made at the discretion of the Company’s board of directors. No discretionary profit-sharing contributions were made in 2005 or 2004. Participant and Company contributions are subject to certain limitations.

The Company’s matching contribution is used to purchase shares of Chesapeake Energy Corporation Common Stock (the “Common Stock”) on the open market. The Company’s contribution is made in cash and shares of Common Stock which have been forfeited by terminated participants. Participants may also elect to direct all or a portion of their contributions into the Common Stock. Participants may not transfer or liquidate their investment in Common Stock arising from employer contributions and earnings thereon until they elect to withdraw from the Plan due to separation of service or elect an in-service distribution upon attainment of age 59 ½ .

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their personal contributions plus actual earnings thereon. Vesting in the Company’s matching and profit-sharing contributions plus actual earnings thereon is based on years of credited service or participant age. A participant will be 100 percent vested after five years of credited service under a graded vesting schedule.

NOMAC Drilling 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime interest rate at the time of loan origination. The prime interest rate at December 31, 2005 was 7.25%. Principal and interest is paid ratably through bi-weekly payroll deductions. Interest rates on loans outstanding at December 31, 2005 ranged from 4.00% to 10.00% with loans maturing at various dates through 2010.

Payment of Benefits

Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or have the value rolled over to another qualified plan or IRA.

Amounts Forfeited

Forfeited non-vested amounts are first used to pay administrative expenses of the Plan or to restore unvested amounts to re-employed participants. Any remaining forfeitures are used to reduce Company contributions into the Plan. Forfeited non-vested accounts totaled $26,979 and $17,293 at December 31, 2005 and 2004, respectively. During 2005 and 2004, administrative expenses were reduced by $26,055 and $5,779, respectively, and employer matching contributions were reduced by $0 and $0, respectively, from forfeited non-vested accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at net asset value on the last business day of the year. Shares of common/collective trusts are valued at net asset value of shares held by the Plan at year-end as reported by the trustee. Chesapeake Energy Corporation Common Stock is valued at the closing market price on the last business day of the year, according to the New York Stock Exchange. Participant loans are valued at outstanding principal balances plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOMAC Drilling 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Changes in Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Plan Expenses

Trustee and recordkeeper fees are paid by the Plan. Certain plan expenses, such as annual audit fees, are paid by the plan sponsor and are not included in these financial statements.

3.	Investments

The following presents investments that represented five percent or more of the Plan’s net assets:

	2005		2004

Chesapeake Energy Corporation Common Stock	$1,408,902	*	$483,158	*
Fidelity Freedom 2020	—		70,507
Fidelity Freedom 2010	—		49,269
Fidelity Freedom Retirement Money Market Fund	—		41,358
T Rowe Price Retirement 2020 R	157,084		—

*Balances include nonparticipant-directed investments.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004

Mutual funds	$1,216	$10,869
Common stocks	537,705	69,485
Total	$538,921	$80,354

NOMAC Drilling 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

4.	Nonparticipant-directed Investments

Investment in Common Stock includes balances arising from nonparticipant-directed employer matching contributions, as well as participant-directed contributions and transfers from other investment options. Information about the net assets and the significant components of the changes in net assets relating to investments in the Common Stock is as follows:

	2005	2004

Net assets, beginning balance:
Chesapeake Energy Corporation Common Stock	$483,158	$164,513

Changes in net assets:
Contributions	$504,887	$298,665
Dividend income	6,548	3,217
Net appreciation	537,705	69,485
Benefits paid to participants	(61,756)	(28,447)
Transfers to other investment options, net	(61,640)	(24,275)
Net increase in assets during the year	$925,744	$318,645

Net assets, ending balance:
Chesapeake Energy Corporation Common Stock	$1,408,902	$483,158

5.	Party-in-interest Transactions

Certain Plan investments are shares of the Common Stock. These transactions represent investments in Chesapeake and, therefore, qualify as party-in-interest transactions. Further, certain Plan investments are shares of mutual funds and common collective trusts managed by Fidelity Investments and Union Bank of California (“UBOC”). Fidelity Management Trust Company and UBOC are the trustees as defined by the Plan, and, therefore, transactions in mutual funds and common collective trusts managed by Fidelity Investments and UBOC qualify as party-in-interest transactions. During 2005 and 2004, there were 149 and 39 purchases of the Common Stock for a total purchase price of $496,681 and $203,744, respectively, and 65 and 0 sales of the Common Stock for a total selling price of $126,909 and $0, respectively.

NOMAC Drilling 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

6.	Tax Status

The Plan received Internal Revenue Service opinion letters dated October 9, 2003 and April 29, 2002, with respect to the prototypes adopted by the Plan which indicate that the Plan as designed at the date of the letters is in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”). The Plan has been amended since the receipt of the opinion letters, however, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Plan Termination

Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100 percent vested in their accounts.

8.	Concentration of Investments

As of December 31, 2005, the Plan held $1,408,902 of Common Stock, which is 64% of total investments. Changes in the value of the Company will affect the price of shares held by the Plan. These changes could be significant.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2005 and 2004, as reflected in the accompanying financial statements, to the Form 5500:

	2005	2004

Net assets available for benefits per the financial statements	$2,203,152	$812,403
Add: Current year accrued administrative expenses	183	10,378
Net assets available for benefits per the Form 5500	$2,203,335	$822,781

NOMAC Drilling 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

The following is a reconciliation of administrative expenses for the years ended December 31, 2005 and 2004, as reflected in the accompanying financial statements, to the Form 5500:

	2005	2004

Administrative expenses per the financial statements	$9,020	$10,011
Add: Previous year accrued administrative expenses	10,378	7,823
Less: Current year accrued administrative expenses	(183)	(10,378)
Administrative expenses per the Form 5500	$19,215	$7,456

Administrative expenses are recorded on the Form 5500 when paid.

10.	Recent Accounting Pronouncements

On December 29, 2005, the Financial Accounting Standards Board (“FASB”) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”). The FSP clarifies the definition of fully benefit-responsive investment contracts for the contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006. Management is currently evaluating the effect of the pronouncement on the financial statements.

11.	Other Receivable

Subsequent to the plan year end, the company identified certain recordkeeping errors related to the investment allocation of 49 participants. The Plan has taken steps to prevent future errors of this type and has fully corrected the errors discovered without any loss to Plan participants. The adjustment related to this error of $15,481 is included in “Other Receivable” on the Statement of Net Assets Available for Benefits and shown as “Other” contributions on the Statement of Changes in Net Assets Available for Benefits.

NOMAC Drilling 401(k) Plan

Schedule of Assets (Held at End of Year)

December 31, 2005	Schedule 1

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*Chesapeake Energy Corporation	Common Stock, $0.01 par value	$796,746	$1,408,902
Vanguard Target Retirement Inc	Mutual Fund	**	19,967
Vanguard Target Retirement 2005	Mutual Fund	**	4,762
T Rowe Price Retirement 2010 R	Mutual Fund	**	93,518
Vanguard Target Retirement 2015	Mutual Fund	**	10,251
T Rowe Price Retirement 2020 R	Mutual Fund	**	157,084
Vanguard Target Retirement 2025	Mutual Fund	**	4,474
T Rowe Price Retirement 2030 R	Mutual Fund	**	70,758
Vanguard Target Retirement 2035	Mutual Fund	**	10,845
T Rowe Price Retirement 2040 R	Mutual Fund	**	40,946
Vanguard Target Retirement 2045	Mutual Fund	**	1,380
*UBOC Stable Value	Common/Collective Trust	**	72,006
Delaware Group: Div Inc A	Mutual Funds	**	30,211
Hotchkins & Wiley Large Cap Value A	Mutual Funds	**	16,720
Davis New York Venture A	Mutual Funds	**	41,654
Legg Mason Growth Trust Institutional	Mutual Funds	**	18,060
Goldman Sachs MidCap Value I	Mutual Funds	**	10,343
Legg Mason Opp. Trust I	Mutual Funds	**	28,188
Hotchkins & Wiley Small Cap Value A	Mutual Funds	**	1,112
Royce Value Plus Inv	Mutual Funds	**	813
Boston Co. International Core Equity	Mutual Funds	**	44
Fidelity Advisor Diversified International A	Mutual Fund	**	17,268
Principal Cash	Interest Bearing Cash	**	27,377
*Participant Loans	Due Through August 26, 2010 Interest Rates Ranging From 4.00 Percent To 10.00 Percent	**	126,371

			$2,213,054
*	Identifies parties-in-interest.

** Identifies participant-directed investment options for which presentation of cost in the

Schedule of Assets (Held at End of Year) is not required.

NOMAC Drilling

401(K) Plan

Schedule of Reportable Transactions

For the Year Ended December 31, 2005	Schedule 2

Description of Asset	Number of Purchases	Number of Sales	Total Purchase Price	Total Selling Price	Net Gain (Loss)

*Chesapeake Energy
Corporation Common Stock	149	65	$$496,681	$126,909	$39,589

* Identifies parties-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Compensation and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOMAC DRILLING 401(k) Plan
By:	/s/ MARY WHITSON
Mary Whitson, Plan Administrator

Date: June 29, 2006

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of PricewaterhouseCoopers LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-118312) of NOMAC Drilling Corporation of our report dated June 24, 2006 relating to the financial statements of NOMAC Drilling 401(k) Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Oklahoma City, Oklahoma

June 29, 2006